SHEARMAN & STERLING

FAX: (44 20) 7655-5500

BROADGATE WEST
9 APPOLD STREET
LONDON EC2A 2AP, ENGLAND
(44-20) 7655-5000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

+44-(0)20-7655-5009

May 7, 2001

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Novartis AG
Current Report on Form 6-K (Commission File No. 1-15024)

Ladies and Gentlemen:

On behalf of Novartis AG, please find enclosed a copy of a report on Form 6-K, submitted through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) any of James M. Bartos, Penny Pilzer or the undersigned in our London office at (44-207) 655-5000.

Very truly yours,

Louis P.A. Lehot

Enclosure

cc: New York Stock Exchange (Listed Securities Library)
George Miller (Novartis AG)
James M. Bartos (Shearman & Sterling)
Penny Pilzer (Shearman & Sterling)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of May, 2001

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F <u> </u>

Indicate by check mark whether the registrant by furnishing the information contained in this
form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes <u> </u>   No <u>X</u>

Enclosure: Press release, dated May 7, 2001, announcing the purchase by Novartis of
20% of Roche bearer shares from BZ Gruppe Holding

Novartis International AG
Novartis Communication
CH-4002 Basel
Switzerland

Tel +41 61 324 2200
Fax +41 61 324 3300
Internet Address:
http://www.novartis.com

NOVARTIS

MEDIA RELEASE   ·   COMMUNIQUE AUX MEDIAS   ·   MEDIENMITTEILUNG

Novartis purchases 20% of Roche bearer shares from BZ Gruppe Holding

Basel Switzerland, 7 May 2001 – Novartis announced today the acquisition of 32 million bearer shares of Roche, representing 20% of the voting shares, at the price of CHF 151 per share. These shares were purchased as a package from BZ Gruppe Holding.

Dr. Daniel Vasella, Chairman and CEO of Novartis commented, "This is a long-term financial investment, which is also strategic in nature. We believe that we were the most logical buyer of the Roche share package offered by the BZ Gruppe. At present, no collaboration has been discussed with Roche management, although we hope that over time we will be able to explore areas of collaboration as Roche has good long-term business prospects."

Roche has two classes of stock: bearer shares and non-voting equity securities known as "Genussscheine". There are 160 million bearer voting shares and about 702.6 million non-voting equity securities. Both classes of stock participate equally in Roche's net profits.

Novartis is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing business achieved sales of CHF 29.1 billion (USD 17.2 billion), net income of CHF 6.5 billion (USD 3.9 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 7, 2001

By: /s/ Raymund Breu

Name: Raymund Breu
Title: Chief Financial Officer